Management’s Discussion and Analysis
Quarterly Highlights

For the nine months ended September 30, 2018

Dated: November 8, 2018

(In U.S. dollars)

Quaterra Resources Inc.
Management’s Discussion and Analysis – Quarterly Highlights
For the nine months ended September 30, 2018

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. and its wholly owned subsidiaries collectively, “Quaterra” or the “Company”, dated November 8, 2018, should be read in conjunction with the condensed interim consolidated financial statements for the nine months ended September 30, 2018 and the audited consolidated financial statements for the year ended December 31, 2017 and related notes thereto. All of the financial information presented here is expressed in U.S. dollars, unless otherwise indicated.

The Company’s common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and trade on the OTCQB Market under the symbol “QTRRF”. Information about mineral resources as well as risks associated with investing in the Company’s securities is contained in the Company’s most recently filed 20-F. Further information on the Company is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Highlights

In November 2017, Quaterra engaged M3 Engineering & Technology Corporation (“M3”), of Tucson, Arizona, to review opportunities to optimize the near-term production potential at MacArthur as laid out in the 2012 Preliminary Economic Assessment (“2012 PEA”). MacArthur is located in the northern part of the Company’s 51-square-mile property in the historic Yerington Copper District, Nevada, that also includes the Yerington and Bear copper deposits.

On January 10, 2018, the Company announced that it had initiated preparation of a comprehensive prefeasibility study on its MacArthur open-pit, oxide-leach copper project. The Company intends engaging M3 to complete the prefeasibility study in order to add more certainty to the economic potential of MacArthur with a view towards advancing the project toward development.

Quaterra announced it has also engaged Independent Mining Consultants (“IMC”) of Tucson, Arizona, to update the MacArthur mineral resource estimate by incorporating the results of work completed since the 2012 PEA, re-evaluate the assumptions in the 2012 PEA, and identify additional opportunities to enhance the mine plan.

On August 29 2018, the Company announced the closing of a non-brokered private placement by issuing secured convertible debentures for gross proceeds of $550,000 and CAD $500,000. The convertible debentures have a maturity date of February 28, 2020, and bear interest at a rate of 10% per annum. Repayment of outstanding principal and interest are secured by a general security interest over the assets of the Company.

The convertible debentures are convertible into units of the Company at a price of $0.05 or CAD $0.065 per unit in the first 12 months, and thereafter at a price of $0.075 or CAD $0.10 until the maturity date. Each unit consists of a common share and a warrant. Each warrant will entitle the holder to acquire an additional common share at a price of $0.05 or CAD $0.065 for a period of four years. The convertible debentures are subject to certain acceleration clauses. On September 20, 2018, the Company announced it had completed a second tranche of the offering for an additional CAD $50,000, bringing the total net proceeds of the financing to $961,107.

On September 17, 2018, the Company announced that its wholly-owned subsidiary Singatse Peak Services LLP (“SPS”) had entered into a purchase and sale agreement to sell certain primary ground water rights associated with its copper property in Yerington, Nevada, to Desert Pearl Farms LLC (“Desert Pearl”), a Yerington-based company involved in agriculture in the district, for approximately $6.26 million.

Desert Pearl deposited an initial $625,920 into escrow, half of which was released to Quaterra on October 11, 2018. The remaining escrow funds will be released and the balance of funds owing will be paid when the State of Nevada Division of Water Resources approves a change in the manner of use of the water rights from mining to agriculture, their place of use and when title is transferred to Desert Pearl. Once the sale has closed, the Company will retain about 6,700 acre-feet per year of primary ground water permitted for mining on its 51-square-mile Yerington property. In addition to these primary ground water rights, SPS also has decree, supplemental and storage water rights associated with options it holds on private land over the property’s Bear deposit.

Quaterra Resources Inc.
Management’s Discussion and Analysis – Quarterly Highlights
For the nine months ended September 30, 2018

Review of Operations and Financial Results

The Company’s results have been largely driven by the level of its property holding costs, exploration activities and corporate strategic initiatives. The Company has had no revenue from mining operations since its inception.

During the nine months ended September 30, 2018, the Company spent $1.6 million in exploration activities allocated as follows: 37% to Bear, 30% to MacArthur, 23% to Yerington, 6% to Wassuk and 4% to Groundhog.

Interest and other includes interest accrued on the loans and convertible debentures plus the repayment extension fee paid to Freeport-McMoRan Nevada LLC (“Freeport Nevada”).

General administrative expenses are mainly comprised of salaries and general corporate head office expenses in addition to other costs related to operating a public company with a listing in Canada. The scale and nature of the Company’s corporate and administrative activity has remained relatively consistent over the periods presented. Quarterly fluctuation in (loss) income have mainly been caused by non-cash fair value on derivative liabilities, share-based payments and onetime event such as settlement of convertible notes in the first quarter of 2017.

The following table sets out the quarterly financial information for each of the last eight quarters:

(In thousands of U.S. dollars except for per share amount)	Q3'18 $	Q2'18 $	Q1'18 $	Q4'17 $	Q3'17 $	Q2'17 $	Q1'17 $	Q4'16 $
Administrative and general office	(208)	(259)	(318)	(532)	(270)	(289)	(274)	(151)
Fair value gain (loss) on derivative liability	74	74	173	(39)	108	326	(44)	(234)
Foreign exchange gain (loss)	(14)	8	(6)	(60)	20	31	(24)	35
Gain on disposal of assets	-	-	-	186	-	-	-	-
Impairments	-	-	-	-	-	-	-	-
Interest and other	(54)	(6)	(36)	(85)	(14)	(1)	(12)	19
Loss on settlement of convertible notes	-	-	-	122	-	-	(222)	-
Share-based payments	(91)	-	-	-	-	(169)	-	-
Gain (loss) on marketable securities	36	23	30	(311)	257	8	15	(12)
Net (loss) income	(257)	(160)	(157)	(719)	101	(94)	(561)	(343)
Basic (loss) income per share	(0.00)	(0.00)	(0.00)	(0.00)	0.00	(0.00)	(0.00)	(0.00)

Liquidity and Capital Resources

The Company is an exploration stage company and has to raise funds by the issuance of its common shares or other financial instruments, or by entering partnering or joint venture arrangements, or by disposing of certain mineral and other non-core assets. As at November 8, 2018, the Company has approximately $93,000 cash on hand and expects $5.9 million in proceeds from the sale of primary ground water rights to be received within next four to five months.

On September 20, 2018, the Company completed in two tranches a non-brokered financing by issuing 10% secured convertible debentures for net proceeds of $961,107. The net proceeds have been used for property payments and general corporate and working capital purposes.

On September 6, 2018, the Company repaid $295,350 in connection with a $500,000 secured loan dated May 8, 2015, with Freeport Nevada. The remaining balance of $295,467 is amended at an interest rate from 5% to 10% and repayable by March 6, 2019. The Company paid a $28,816 extension fee to Freeport Nevada in February 2018 for a 180-day repayment extension to September 6, 2018.

During the nine months ended September 30, 2018, the CEO of the Company advanced a total of CAD $400,000 to the Company for its operating expenses. As of November 8, 2018, CAD $270,000 is outstanding and repayable by December 13, 2018, at annual interest rate of 10%.

Quaterra Resources Inc.
Management’s Discussion and Analysis – Quarterly Highlights
For the nine months ended September 30, 2018

As of November 8, 2018 the Company holds 1,942,795 common shares of Grande Portage with a fair market value of approximately CAD $350,000.

Accounts payable and other accrued liabilities were incurred at market rates with arm’s length third party suppliers, primarily for goods and services related to the Company’s exploration of its Yerington assets, and also for professional fees and other overhead expenses incurred in the normal course of operations.

Related Party Information

Manex Resources Group is a private company controlled by the Corporate Secretary of the Company. It provides head office premises at CAD $8,000 per month and general corporate services to the Company at CAD $5,000 per month. The Company currently is on a month-to-month basis.

Outstanding Share Data

As at November 8, 2018, 200,969,314 common shares were issued and outstanding, 19,000,000 warrants were outstanding, and 14,860,000 stock options were outstanding with exercise prices ranging from CAD $0.05 to CAD $0.16.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its results, business prospects or financial position.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s regulatory filings prior to making an investment in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Form 20-F which is available at the SEC website at www.sec.gov.

Forward-Looking Statements

Certain statements made and information contain “forward-looking statements” within the meaning of the United States Private Securities Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”).

All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the futures are Forward-Looking Statements. The words such as “believe”, “anticipate”, “expect”, “estimate”, “strategy”, “plan”, “intend”, “may”, “could”, “would”, “should”, or similar expressions are intended to identify Forward-Looking Statements.

Forward-Looking Statements are based on the beliefs, expectations, and opinions of management on the date the statements are made. Actual results and future events could differ materially from those anticipated in Forward-Looking Statements and readers should not place undue reliance on such statements.

Quaterra Resources Inc.
Management’s Discussion and Analysis – Quarterly Highlights
For the nine months ended September 30, 2018

Note to U.S. Readers

The Company uses Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including National Instrument 43-101 (“NI43-101”), the SEC does not recognize these terms. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies that are not required to comply with NI43-101 and that are subject to the reporting requirements under the U.S. federal securities laws and the rules and regulations thereunder. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. readers are cautioned not to assume that any part or all of the material in these categories will be converted into reserves. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.